SP 3/6/03

03012977

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VE 3-5-03

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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH, D.C. 155

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 41118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Troy Financial Investment Services Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Second Street
(No. and Street)

Troy (City) New York (State) 12180 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah L. Biancaniello 518-270-3318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

515 Broadway (Address) Albany (City) NY (State) 12207 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH 3/19/2003

OATH OR AFFIRMATION

I, Deborah L. BIancaniello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Troy Financial Investment Services Group, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Deborah L. Biancaniello
Signature

Vice President & Sales Manager
Title

Notary Public

FRANK SOHEU
Notary Public, State of New York
Qualified in Albany County
Reg. No. 4984874
My Commission Expires July 23, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

515 Broadway
Albany, NY 12207

The Board of Directors
Troy Financial Investment Services Group, Inc.:

In planning and performing our audit of the financial statements of Troy Financial Investment Services Group, Inc. (the Company) (a wholly owned subsidiary of The Troy Savings Bank, which is a wholly owned subsidiary of Troy Financial Corporation) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 9, 2003

TROY FINANCIAL INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of The Troy Savings Bank,
which is a Wholly Owned Subsidiary of Troy Financial Corporation)

Financial Statements and Schedules

December 31, 2002 and 2001

Table of Contents

KPMG

515 Broadway
Albany, NY 12207

Independent Auditors' Report

The Board of Directors
Troy Financial Investment Services Group, Inc.:

We have audited the accompanying statements of financial condition of Troy Financial Investment Services Group, Inc. (a wholly owned subsidiary of The Troy Savings Bank, which is a wholly owned subsidiary of Troy Financial Corporation) (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 9, 2003

TROY FINANCIAL INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of The Troy Savings Bank,
which is a Wholly Owned Subsidiary of Troy Financial Corporation)

Statements of Financial Condition

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash in banks	$	130,276	43,108
Money market investments		51,773	56,040
Cash and cash equivalents		182,049	99,148
Securities owned, at estimated fair value (note 2)		315,610	325,531
Accrued income receivable		25,974	26,761
Prepaid income taxes		—	6,643
Other assets		11,399	6,427
Total assets	$	535,032	464,510
Liabilities and Stockholder's Equity			
Accounts payable – The Troy Savings Bank (note 3)	$	23,395	16,468
Accrued income taxes		14,037	—
Accrued expenses and other liabilities		56,716	38,945
		94,148	55,413
Commitments and contingent liabilities (note 8)			
Stockholder's equity (note 7):			
Common stock, no par value; 250 shares authorized; 135 shares issued and outstanding in 2002 and 2001		135,000	135,000
Retained earnings		305,884	274,097
		440,884	409,097
Total liabilities and stockholder's equity	$	535,032	464,510

See accompanying notes to financial statements.

TROY FINANCIAL INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of The Troy Savings Bank,
which is a Wholly Owned Subsidiary of Troy Financial Corporation)

Statements of Operations

Years ended December 31, 2002 and 2001

		2002	2001
Revenues:			
Commissions	$	630,323	378,099
Related party fee income (note 3)		3,000	18,000
Interest income		10,595	18,651
Other income		22,468	31,821
		666,386	446,571
Expenses:			
Employee compensation and benefits (note 5)		431,097	314,224
Clearing broker charges		46,030	40,316
Professional fees		11,131	13,550
Occupancy and equipment (note 3)		39,789	20,252
Other operating expenses (note 4)		85,872	67,661
		613,919	456,003
Income (loss) before income tax expense (benefit)		52,467	(9,432)
Income tax expense (benefit) (note 6)		20,680	(3,143)
Net income (loss)	$	31,787	(6,289)

See accompanying notes to financial statements.

TROY FINANCIAL INVESTMENT SERVICES GROUP, INC.

(A Wholly Owned Subsidiary of The Troy Savings Bank,
which is a Wholly Owned Subsidiary of Troy Financial Corporation)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2002 and 2001

	Common stock	Retained earnings	Total
Balance, December 31, 2000	$ 135,000	280,386	415,386
Net loss	—	(6,289)	(6,289)
Balance, December 31, 2001	135,000	274,097	409,097
Net income	—	31,787	31,787
Balance, December 31, 2002	$ 135,000	305,884	440,884

See accompanying notes to financial statements.

TROY FINANCIAL INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of The Troy Savings Bank,
which is a Wholly Owned Subsidiary of Troy Financial Corporation)

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net income (loss)	$	31,787	(6,289)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Amortization of premium (accretion of discount) on securities owned		531	(12,377)
Purchases of securities owned		(315,610)	(313,937)
Maturities of securities owned		325,000	46,000
Proceeds from securities matured, pending settlement		—	256,338
Decrease in accrued income receivable		787	2,162
Decrease in prepaid income taxes		6,643	17,363
(Increase) decrease in other assets		(4,972)	2,748
Increase in accounts payable – The Troy Savings Bank		6,927	7,178
Increase in accrued income taxes		14,037	—
Increase in accrued expenses and other liabilities		17,771	15,953
Net cash provided by operating activities and net increase in cash and cash equivalents		82,901	15,139
Cash and cash equivalents at beginning of year		99,148	84,009
Cash and cash equivalents at end of year	$	182,049	99,148
Supplemental disclosures of cash flow information:			
Cash received from parent during the year for settlement of prior years' income taxes	$	—	20,506

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

Troy Financial Investment Services Group, Inc. (formerly known as The Family Investment Services Co., Inc.) (the Company) is a wholly owned subsidiary of The Troy Savings Bank (the Bank), which is a wholly owned subsidiary of Troy Financial Corporation (the Holding Company). The Company was formed for the purpose of engaging in securities services, including brokerage and investment advice. The Company is a fully disclosed broker. Securities services offered to customers include buying or selling shares of stock, investment company (mutual fund) shares and interests, bonds, mortgages, debentures, notes, and other securities.

(b) Revenue Recognition

Commission revenue is recognized when services are rendered. Interest income is recorded on the accrual basis.

(c) Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Holding Company. The Holding Company charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. The tax expense/benefit allocated to the Company in 2002 and 2001 was computed at the combined federal and state statutory tax rate applicable to the Holding Company's consolidated tax group.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and money market investments.

(e) Securities Owned

Securities owned are carried at estimated fair value. Gains and losses on the disposition of securities owned are based on the net proceeds and the amortized cost of the securities, using the specific identification method. Securities transactions are recorded on a trade date basis.

(f) Customer Transactions

All customer transactions are cleared through other broker-dealers on a fully disclosed basis. The Company promptly forwards all funds and securities of its customers received in connection with its activities to the broker-dealers. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Reclassifications

Amounts in the prior year's financial statements are reclassified whenever necessary to conform with the current year's presentation.

(2) Securities Owned

Securities owned at December 31, 2002 consisted of shares in the Federated Government Ultrashort Fund and the Federated Ultrashort Bond Fund.

Securities owned at December 31, 2001 consisted of debt securities issued by Farmer Mac and the Federal Home Loan Bank of New York.

(3) Related Party Transactions

During 2001 and through February 2002, the Bank paid the Company $1,500 per month based on general services (i.e. the availability of brokerage services to Bank customers) rendered in that month to the Bank based on an agreement between the Company and the Bank. These payments were recorded as related party fee income. Currently, the Company does not pay the Bank any commissions or other fees related to business generated from Bank locations.

The Company reimburses the Bank for certain costs, primarily occupancy and equipment expenses, based upon an allocation agreement between the Company and the Bank. These expenses amounted to approximately $40,000 and $49,000 in 2002 and 2001, respectively. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred. At December 31, 2002 and 2001, the Company owed the Bank $23,395 and $16,468, respectively, for such expenses and for other items paid by the Bank on behalf of the Company.

See also notes 1, 5, and 6.

(4) Other Operating Expenses

Other operating expenses for the years ended December 31, 2002 and 2001 consisted of the following:

		2002	2001
Quote service charges	$	28,661	26,890
Telephone and communications		12,270	4,427
Training and education		9,169	2,765
Printing, postage and duplication		8,930	8,116
Other		26,842	25,463
	$	85,872	67,661

(5) Pension Benefits

The Company's employees are covered under the Retirement Plan of the Troy Savings Bank in RSI Retirement Trust. For the year ended December 31, 2002, the Bank absorbed the expenses related to this plan for the Company. The Company's expenses related to this plan (including administrative expenses) were approximately $4,500 for the year ended December 31, 2001.

(6) Income Taxes

A summary of the components of income tax expense (benefit) for the years ended December 31, 2002 and 2001 is as follows:

		2002	2001
Federal	$	16,524	(2,435)
State		4,156	(708)
	$	20,680	(3,143)

The effective tax rate of 39.4% and (33.3)% for the years ended December 31, 2002 and 2001, respectively, differed from the statutory federal income tax rate for the following reasons:

	2002	2001
Statutory tax rate	34.0%	(34.0%)
Nondeductible expenses	0.2	5.7
State income taxes, net of federal impact	5.2	(5.0)
Effective tax rate	39.4%	(33.3%)

The Company does not record the tax effect of graduated Federal income tax rates because the Company is included in the Holding Company's consolidated tax return and the graduated rates do not apply on a consolidated basis. The Company has no items that would be considered temporary differences under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital, as defined, of $408,716, which was $158,716 in excess of its minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.23 to 1 at December 31, 2002.

(8) Commitments and Contingent Liabilities

(a) Off-Balance-Sheet Risk

The Company engages in the business of a broker and dealer in securities as described in note 1(a) to the financial statements. The inherent risk of this business is the ability of the Company to properly execute all customer initiated transactions including the proper safeguarding and transfer of customer-owned securities. As of December 31, 2002 and 2001, management of the Company believes that all customer-initiated transactions have been fully executed by the Company.

(b) Litigation

Management of the Company, after consultation with legal counsel, believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition or results of operations.

(9) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to disclose estimated fair values for its financial instruments. SFAS No. 107 defines fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale.

At December 31, 2002 and 2001, the fair value of each of the Company's financial instruments approximated its carrying value.

Schedule 1

TROY FINANCIAL INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of The Troy Savings Bank,
which is a Wholly Owned Subsidiary of Troy Financial Corporation)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2002

Net Capital:		
Total stockholder's equity qualified for net capital	$	440,884
Deductions and/or charges:		
Nonallowable assets:		
Other assets		(11,399)
Net capital before haircut on securities positions		429,485
Haircut on money market investments		(1,035)
Haircut on investment company (mutual fund) shares		(19,734)
Net capital	$	408,716
Aggregate Indebtedness:		
Items included in the statement of financial condition:		
Accounts payable – The Troy Savings Bank	$	23,395
Accrued income taxes		14,037
Accrued expenses and other liabilities		56,716
Total aggregate indebtedness	$	94,148
Computation of Basic Net Capital Requirement:		
6-2/3% of aggregate indebtedness		6,277
Minimum net capital requirement		250,000
Excess net capital over minimum net capital requirement		158,716
Excess net capital at 1000%*		399,301

* Calculated as net capital less (total aggregate indebtedness x 10%)

Note: There is no material difference between the Company's computation of net capital as filed in the Form X-17A-5 (FOCUS Report filed quarterly by the Company) and the above schedule as of December 31, 2002.

See accompanying independent auditors' report.

Schedule 2

TROY FINANCIAL INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of The Troy Savings Bank,
which is a Wholly Owned Subsidiary of Troy Financial Corporation)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2002

Credit balances	$	—
Debit balances		—
Reserve computation:		
Excess of total debits over total credits		—
Required deposit	$	NONE

Note: There is no material difference between the Company's computations of reserve requirements as filed in the Form X-17A-5 (FOCUS report filed quarterly by the Company) and the above schedule.

See accompanying independent auditors' report.

Schedule 3

TROY FINANCIAL INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of The Troy Savings Bank,
which is a Wholly Owned Subsidiary of Troy Financial Corporation)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2002

For the year ended December 31, 2002, the Company was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, as all customer transactions were cleared on a fully disclosed basis with clearing broker-dealers. All customer funds and securities were transmitted to the clearing broker-dealers, which carry all of the accounts of such customers.